Exhibit 99.2

Financial Information for the Year Ended December 31, 2016 of Kenon, IC Power and Qoros and

Reconciliation of Certain non-IFRS Financial Information

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd and subsidiaries
 Consolidated Statements of Financial Position as at December 31, 2016 and 2015

	As at December 31
	2016	2015
	$ millions
Current assets
Cash and cash equivalents	327	384
Short-term investments and deposits	90	309
Trade receivables, net	284	124
Other current assets, including derivatives	50	45
Income tax receivable	11	4
Inventories	92	50
Total current assets	854	916
Non-current assets
Investments in associated companies	208	369
Deposits, loans and other receivables, including derivative instruments	177	88
Deferred taxes, net	25	3
Property, plant and equipment, net	3,497	2,960
Intangible assets, net	377	147
Total non-current assets	4,284	3,567
Total assets	5,138	4,483
Current liabilities
Loans and debentures	483	353
Trade payables	286	145
Other payables, including derivative instruments	91	108
Guarantee deposits from customers	57	—
Provisions	119	42
Income tax payable	9	5
Total current liabilities	1,045	653
Non-current liabilities
Loans, excluding current portion	1,973	1,709
Debentures, excluding current portion	857	656
Derivative instruments	45	36
Deferred taxes, net	225	138
Trade payables	44	—
Other non-current liabilities	55	27
Total non-current liabilities	3,199	2,566
Total liabilities	4,244	3,219
Equity
Share capital	1,267	1,267
Shareholder transaction reserve	27	—
Translation reserve	(22)	(17)
Capital reserve	12	2
Accumulated deficit	(603)	(191)
Equity attributable to owners of the Company	681	1,061
Non-controlling interests	213	203
Total equity	894	1,264
Total liabilities and equity	5,138	4,483

Kenon Holdings Ltd and subsidiaries
 Consolidated Statements of Profit & Loss for the years ended December 31, 2016 and 2015

	For the year ended December 31,
	2016	2015
	$ millions
Revenue	1,874	1,289
Cost of sales and services (excluding depreciation)	(1,359)	(863)
Depreciation	(160)	(111)
Gross profit	355	315
Selling, general and administrative expenses	(147)	(104)
Gain from distribution of dividend in kind	-	210
Impairment of assets and investments	(72)	(7)
Dilution gains from reductions in equity interest held in associates	-	33
Other expenses	(5)	(7)
Other income	21	15
Operating profit	152	456
Financing expenses	(190)	(124)
Financing income	19	13
Financing expenses, net	(171)	(111)
Provision of financial guarantee	(130)	-
Share in losses of associated companies, net of tax	(186)	(187)
Profit (Loss) before income taxes	(335)	158
Income taxes	(59)	(62)
(Loss)/Profit for the year	(394)	96
Attributable to:
Kenon's shareholders	(412)	73
Non-controlling interests	18	23
(Loss)/Profit for the year	(394)	96
Basic/diluted (loss)/profit per share attributable to Kenon's shareholders (in dollars):
Basic/diluted profit/(loss) per share	(7.67)	1.36

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows
 For the years ended December 31, 2016 and 2015

	For the year ended December 31
	2016	2015
	$ millions
Cash flows from operating activities
(Loss)/Profit for the year	(394)	96
Adjustments:
Depreciation and amortization	172	120
Impairment of assets and investments	72	7
Financing expenses, net	171	111
Share in losses of associated companies, net	186	187
Capital gains, net	3	4
Gain from changes in interest held in associates	-	(33)
Gain from distribution of dividend in kind	-	(210)
Provision for financial guarantee	130	-
Bad debt expense	5	-
Share-based payments	1	1
Income taxes	59	62
	405	345
Change in inventories	(40)	4
Change in trade and other receivables	(70)	36
Change in trade and other payables	23	(30)
Change in provisions and employee benefits	(41)	(33)
Cash generated from operating activities	278	322
Income taxes paid, net	(116)	(36)
Dividends received from investments in associates	1	4
Net cash provided by operating activities	162	290

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
 For the years ended December 31, 2016 and 2015

	For the year ended December 31
	2016	2015
	$ millions
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets	-	1
Short-term deposits and loans, net	222	(83)
Cash paid for businesses purchased, less cash acquired	(206)	(9)
Disposal of subsidiary, net of cash disposed of and exit from combination	-	-
Investment in associates	(111)	(129)
Sale of securities held for trade and available for sale, net	17	13
Acquisition of property, plant and equipment	(280)	(517)
Acquisition of intangible assets	(10)	(17)
Interest received	6	8
Payment of consideration retained	(2)	(4)
Payment to release financial guarantee	(36)	-
Net cash used in investing activities	(400)	(737)

Cash flows from financing activities
Dividend paid to non-controlling interests	(33)	(12)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	9	6
Receipt of long-term loans and issuance of debentures	799	334
Repayment of long-term loans and debentures	(444)	(138)
Short-term credit from banks and others, net	(5)	123
Contribution from former parent company	-	34
Purchase of non-controlling interest	-	(20)
Interest paid	(151)	(94)
Net cash provided by financing activities	175	233

Decrease in cash and cash equivalents	(63)	(214)
Cash and cash equivalents at beginning of the year	384	610
Effect of exchange rate fluctuations on balances of cash and cash equivalents	6	(12)
Cash and cash equivalents at end of the year	327	384

Significant non-cash investing transactions:
Purchase of fixed assets on credit and others	(25)	(46)

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	I.C. Power	I.C. Power
	Generation	Distribution	Qoros*	Other	Adjustments	Total
	$ millions
2016
Total sales	1,365	509	-	-	-	1,874

Adjusted EBITDA	343	77	-	(24)	-	396
Depreciation and amortization	157	15	-	-	-	172
Financing income	(10)	(4)	-	(17)	12	(19)
Financing expenses	166	19	-	17	(12)	190
Other items:
Share in losses (income) of associated companies	(1)	-	143	44	-	186
Provision of financial guarantee	-	-	-	130	-	130
Impairment of investments	-	-	-	72	-	72
	312	30	143	246	-	731
Income (loss) before taxes	31	47	(143)	(270)	-	(335)
Income Taxes	45	12	-	2	-	59
Income (loss) from continuing operations	(14)	35	(143)	(272)	-	(394)

Segment assets	4,217	600	-	113	-	4,930
Investments in associated companies	8	-	118	82	-	208
						5,138
Segment liabilities	3,462	542	-	240	-	4,244
Capital expenditure	262	28	-	-	-	290

*	Associated company.

	I.C. Power	Qoros*	Other	Adjustments	Total
	$ millions
2015
Sales to external customers	1,284	—	—	—	1,284
Inter-segment sales	5	—	1	—	6
	1,289	—	1	—	1,290
Elimination of inter-segment sales	(5)	—	(1)	5	(1)
Total sales	1,284	—	—	5	1,289

Adjusted EBITDA	372	—	1	—	373
Depreciation and amortization	119	—	1	—	120
Financing income	(11)	—	(2)	—	(13)
Financing expenses	115	—	9	—	124
Other items:
Share in losses (income) of associated companies	—	196	(9)	—	187
Gain from distribution of dividend in kind	—	—	(210)	—	(210)
Asset impairment	—	—	7	—	7
	223	196	(204)	—	215
Income (loss) before taxes	149	(196)	205	—	158
Income Taxes	62	—	—	—	62
Income (loss) from continuing operations	87	(196)	205	—	96

Segment assets	4,069	—	45	—	4,114
Investments in associated companies	9	159	201	—	369
					4,483
Segment liabilities	3,063	—	156	—	3,219
Capital expenditure	533	—	—	—	533

*	Associated company.

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at		for the year ended
	December 31	December 31	December 31	December 31
	2016	2015	2016	2015
	$ millions		$ millions
ZIM	82	201	(44)	10
Tower	—	—	—	(1)
Qoros	118	159	(143)	(196)
Others	8	9	1	—

	208	369	(186)	(187)

Appendix B

Summary IC Power consolidated financial information

IC Power’s Consolidated Statement of Income

	For the year ended December 31,
	2016	2015
	US$ million	US$ million
Continuing Operations
Sales	1,874	1,289
Cost of sales (excluding depreciation and amortization)	(1,359)	(909)
Depreciation and amortization	(160)	(111)

Gross profit	355	269
General, selling and administrative expenses	(122)	(71)
Other expenses	(5)	(6)
Other income	20	11

Operating income	248	203

Financing expenses	185	115
Financing income	(14)	(11)

Financing expenses, net	171	104

Share in income of associate	1	—

Income before taxes from continuing operations	78	99

Taxes on income	(57)	(50)

Net income from continuing operations	21	49

Discontinued operations
Net income from discontinued operations, net of tax	—	4

Net income for the period	21	53

Attributable to:
Equity holders of the company	3	36
Non-controlling interest	18	17

Net income for the period	21	53

Summary Data from IC Power’s Consolidated Statement of Cash Flows

	Year ended December 31,
	2016	2015
	(in millions of USD)
Cash flows provided by operating activities	186	320
Cash flows used in investing activities	(270)	(621)
Cash flows provided by (used in) financing activities	(62)	89

Increase (decrease) in cash and cash equivalents	(146)	(212)

Cash and cash equivalents at end of the period	219	360
Investments in property, plant and equipment	(290)	(518)
Total depreciation and amortization	172	119

Summary Data from IC Power’s Consolidated Statement of Financial Position

	As at
	December 31 2016	December 31 2015
	(in millions of USD)
Total financial liabilities[1]	3,072	2,565
Total monetary assets[2]	308	662
Total equity attributable to the owners	622	826
Total assets	4,840	4,091

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of IC Power’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents Adjusted EBITDA, net debt and net financial liabilities, which are financial metrics considered to be “non-IFRS financial measures.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “Adjusted EBITDA” as for each period for each entity as net income before depreciation and amortization, financing expenses, net, income tax expense and share of income of associate. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

IC Power believes that the disclosure of Adjusted EBITDA and net debt provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ and associate’s operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of IC Power’s, and each of its segments’, net income to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Year Ended December 31, 2016
	(in USD millions)
	Generation				Distribution	Total
	Peru	Israel	Central America	Other	Guatemala
Net income for the period	33	24	7	(78)	35	21
Depreciation and amortization	60	27	35	31	19	172
Financing expenses, net	63	16	12	65	15	171
Income tax expense	33	—	6	5	13	57
Share in income of associate	—	—	—	(1)	—	(1)
Adjusted EBITDA	189	67	60	22	82	420

	Year Ended December 31, 2015
	(in USD millions)
	Peru	Israel	Central America	Other	Total
Net income for the period	31	22	25	(25)	53
Depreciation and amortization	50	26	18	25	119
Financing expenses, net	42	23	11	28	104
Income tax expense	29	8	8	5	50
Adjusted EBITDA	152	79	62	33	326

Appendix D

Summary operational information of IC Power’s generation assets

The following table sets forth summary operational information regarding each of IC Power’s operating companies and associate in its power generation business as of the date of this report, according to segment:

Segment	Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)[1]	Proportionate Capacity[2]	Type of Asset
Peru	Peru	Kallpa	75%	Natural Gas	1,063	797	Greenfield
	Peru	Samay I	75%	Diesel and Natural Gas	632	474	Greenfield
	Peru	CDA	75%	Hydroelectric	545	409	Greenfield

Israel	Israel	OPC-Rotem	80%	Natural Gas and Diesel	440	352	Greenfield

	Israel	OPC-Hadera[3]	100%	Natural Gas	18	18	Acquired

Central America	Nicaragua	Corinto	65%	HFO	71	46	Acquired
	Nicaragua	Tipitapa Power	65%	HFO	51	33	Acquired
	Nicaragua	Amayo I	61%	Wind	40	24	Acquired
	Nicaragua	Amayo II	61%	Wind	23	14	Acquired
	Guatemala	Puerto Quetzal	100%	HFO	179	179	Acquired
	El Salvador	Nejapa	100%	HFO	140	140	Original Inkia Asset
	Panama	Kanan	100%	HFO	92	92	Greenfield

Other	Bolivia	COBEE	100%	Hydroelectric, Natural Gas	228	228	Original Inkia Asset
	Chile	Central Cardones	87%	Diesel	153	133	Acquired
	Chile	Colmito	100%	Natural Gas and Diesel	58	58	Acquired
	Dominican Republic	CEPP	97%	HFO	67	65	Original Inkia Asset
	Jamaica	JPPC	100%	HFO	60	60	Original Inkia Asset
	Colombia	Surpetroil	60%	Natural Gas	31	19	Acquired / Greenfield / Acquired
	Panama	Pedregal[4]	21%	HFO	54	11	Original Inkia Asset
	Total Operating Capacity				3,945	3,152

____________________________
1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
3.
OPC-Hadera also holds a conditional license for the construction of a cogeneration power station in Israel. This station is being developed as a greenfield project (at an expected cost of $250 million, including the NIS 60 million (approximately $16 million) acquisition price of OPC-Hadera), based upon a plant with 140 MW of capacity. Construction commenced in June 2016 and commercial operations are expected to commence by early 2019.

4.
Although Pedregal is located in Central America, it is a minority investment. Therefore, from an income statement perspective, it is not part of the Central America segment and Pedregal is only reflected in IC Power’s share in income of associate.

Appendix E

Summary Financial Information of IC Power’s Subsidiaries and Associate

	Year Ended December 31, 2016
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
GENERATION
Peru segment
Kallpa	75	$438	$293	$139	$414	$393
CDA	75	50	14	31	593	556
Samay I	75	40	16	19	339	321
Israel segment
OPC-Rotem	80	311	239	65	365	328
OPC-Hadera	100	45	43	2	—	(1)
Central America segment
ICPNH[4]	61-65	90	59	28	88	79
Puerto Quetzal	100	55	52	5	18	13
Nejapa	100	83	67	12	4	3
Cenérgica	100	24	15	4	—	(1)
Kanan	100	67	55	11	46	44
Guatemel	100	7	4	—	—	(1)
Other segment
COBEE	100	40	14	20	88	51
Central Cardones	87	13	1	9	35	32
Colmito	100	21	17	3	17	16
CEPP	97	29	24	3	11	9
JPPC	100	42	35	4	1	(2)
Surpetroil	60	8	8	—	2	1
RECSA	100	1	—	—	5	3
Holdings[5]
IC Power Distribution Holdings	100	—	—	—	119	119
Inkia & Other[6]	100	1	—	(5)	448	394
IC Power, ICPI & Other[7]	100	—	—	(12)	162	106
DISTRIBUTION
DEORSA	93	225	177	36	125	118
DEOCSA	91	284	226	46	192	183
TOTAL		$1,874	$1,359	$420	$3,072	$2,764

_______________________
1.
“Adjusted EBITDA” for each entity for the period is defined as net income (loss) before depreciation and amortization, finance expenses, net, income tax expense (benefit) and share in income of associate.

2.	Includes short-term and long-term debt and excludes loans and notes owed to Kenon.
3.
Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, excluding debt owed to Kenon, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

6.	Outstanding debt includes $448 million for Inkia.
7.	Includes $12 million of IC Power’s outstanding debt, $52 million of ICPI’s debt and $97 million of Overseas Investment Peru’s debt.

The following tables set forth a reconciliation of income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for year ended December 31, 2016:

	Kallpa	CDA	Samay I	OPC-Rotem	OPC-Hadera	ICPNH	Puerto Quetzal
	($ millions)
Net income (loss)	$32	$—	$1	$24	$—	$8	$(2)
Depreciation and amortization	45	7	8	25	2	11	3
Finance expenses, net	37	17	9	16	—	8	2
Income tax expense (benefit)	25	7	1	—	—	1	2

Adjusted EBITDA	$139	$31	$19	$65	$2	$28	$5

	Nejapa	Cenérgica	Kanan	Guatemel	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss)	$6	$3	$(8)	$—	$9	$2	$—
Depreciation and amortization	3	—	18	—	4	5	1
Finance expenses, net	—	—	2	—	4	1	2
Income tax expense	3	1	(1)	—	3	1	—

Adjusted EBITDA	$12	$4	$11	$—	$20	$9	$3

	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other	IC Power & Other
	($ millions)
Net income (loss)	$—	$(1)	$(1)	$—	$(8)	$(48)	$(31)
Depreciation and amortization	3	4	1	—	—	13	—
Finance expenses, net	—	1	—	—	8	30	19
Share in income of associate	—	—	—	—	—	(1)
Income tax expense (benefit)	—	—	—	—	—	1	—

Adjusted EBITDA	$3	$4	$—	$—	$—	$(5)	$(12)

	DEOCSA	DEORSA	IC Power Total
	($ millions)
Net income (loss)	$19	$16	$21
Depreciation and amortization	11	8	172
Finance expenses, net	9	6	171
Share in income of associate	—	—	(1)
Income tax expense	7	6	57

Adjusted EBITDA	$46	$36	$420

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of December 31, 2016.

	Kallpa	CDA	Samay I	OPC-Rotem	OPC-Hadera	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$414	$593	$339	$365	$—	$88	$18	$4	$—	$46
Cash	21	37	18	37	1	9	5	1	1	2

Net Debt	$393	$556	$321	$328	$(1)	$79	$13	$3	$(1)	$44

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$88	$35	$17	$11	$1	$2	$5	$119	$448
Cash	1	37	3	1	2	3	1	2	—	54

Net Debt	$(1)	$51	$32	$16	$9	$(2)	$1	$3	$119	$394

	IC Power & Other	DEOCSA	DEORSA	Total IC Power
	($ millions)
Total debt	$162	$192	$125	$3,072
Cash	56	9	7	308

Net debt	$106	$183	$118	$2,764

The following table sets forth summary financial information for IC Power’s generation subsidiaries and associates for the year ended December 31, 2015:

	Year Ended December 31, 2015
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding debt[2]	Net debt[3]
		($ millions)
Peru segment
Kallpa	75	$448	$279	$152	$416	$388
Assets in advance stages of construction
CDA	75	—	—	—	536	519
Samay I	75	—	—	—	285	253
Israel segment
OPC-Rotem	80	318	235	79	383	255
OPC-Hadera	100	8	7	—	—	—
Central America segment
ICPNH[4]	61-65	111	73	36	99	76
Puerto Quetzal	100	109	94	10	15	7
Nejapa	100	100	85	12	6	(3)
Cenérgica	100	17	13	4	1	(1)
Assets in advance stages of construction
Kanan	100	—	—	—	—	(3)
Other segment
COBEE	100	43	18	21	69	50
Central Cardones	87	14	2	10	44	39
Colmito	100	28	25	3	16	15
CEPP	97	39	31	6	13	8
JPPC	100	45	41	2	5	1
Surpetroil	60	8	6	1	3	2
Holdings
Inkia & Other[5]	100	1	—	(4)	565	273
IC Power, ICPI & Other[6]	100	—	—	(6)	109	24
Total		$1,289	$909	$326	$2,565	$1,903

____________________________________
1.	“Adjusted EBITDA” for each entity for the period is defined as income (loss) before depreciation and amortization, finance expenses, net, income tax expense (benefit) and share in income of associate.
2.	Includes short-term and long-term debt.
3.
Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Outstanding debt includes Inkia for $448 million and $117 million for IC Power Distribution Holdings.
6.	Includes $12 million of outstanding IC Power debt and $97 million of ICPI debt.

The following tables set forth a reconciliation of income (loss) to Adjusted EBITDA for IC Power’s generation subsidiaries for the year ended December 31, 2015:

	Kallpa	CDA	Samay I	OPC- Rotem	OPC-Hadera	ICPNH	Puerto Quetzal
	($ millions)
Income (loss)	$43	$(8)	$(4)	$20	$2	$17	$2
Depreciation and amortization	50	—	—	26	—	10	3
Finance expenses, net	36	3	3	26	(3)	9	2
Income tax expense (benefit)	23	5	1	7	1	—	3
Adjusted EBITDA	$152	$—	$—	$79	$—	$36	$10

	Nejapa	Cenérgica	Kanan	COBEE	Central Cardones	Colmito
	($ millions)
Income (loss)	$4	$2	$—	$10	$3	$1
Depreciation and amortization	4	1	—	4	4	1
Finance expenses, net	—		—	5	2	1
Income tax expense (benefit)	4	1	—	2	1	—
Adjusted EBITDA	$12	$4	$—	$21	$10	$3

	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total
	($ millions)
Income (loss)	$3	$(2)	$(1)	$(32)	$(7)	$53
Depreciation and amortization	3	4	3	6	—	119
Finance expenses, net	(1)	1	—	20	—	104
Income tax expense (benefit)	1	(1)	(1)	2	1	50
Adjusted EBITDA	$6	$2	$1	$(4)	$(6)	$326

The tables below set forth a reconciliation of net debt to total debt for IC Power’s generation subsidiaries as of December 31, 2015.

	Kallpa	CDA	Samay I	OPC- Rotem	OPC- Hadera	ICPNH	Puerto Quetzal	Nejapa	Cenérgica
	($ millions)
Total debt	$416	$536	$285	$383	$—	$99	$15	$6	$1
Cash	28	17	32	128	—	23	8	9	2
Net Debt	$388	$519	$253	$255	$—	$76	$7	$(3)	$(1)

	Kanan	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	ICP& Other	Total
	($ millions)
Total debt	—	$69	$44	$16	$13	$5	$3	$565	$109	$2,565
Cash	3	19	5	1	5	4	1	292	85	662
Net Debt	$(3)	$50	$39	$15	$8	$1	$2	$273	$24	$1,903

Appendix F

Summary Qoros consolidated financial information

Qoros’ Consolidated Statement of Profit or Loss

In millions of RMB	2016	2015
Revenue	2,512	1,459
Cost of sales	(3,009)	(1,713)

Gross loss	(497)	(254)
Other income	77	37
Research and development expenses	(204)	(278)
Selling and distribution expenses	(370)	(820)
Administrative expenses	(393)	(740)
Other expenses	(107)	(74)

Operating loss	(1,494)	(2,129)
Finance income	17	13
Finance costs	(420)	(359)

Net finance costs	(403)	(346)

Loss before tax	(1,897)	(2,475)
Income tax expense	—	(1)

Loss for the year	(1,897)	(2,476)

Qoros’ Consolidated Statement of Financial Position
	As of December 31
In millions of RMB	2016	2015
Assets
Property, plant and equipment	4,219	4,275
Intangible assets	4,323	4,657
Prepayments for purchase of equipment	1	59
Lease prepayments	199	204
Trade and other receivables	92	92
Pledged deposits	8	—
Equity-accounted investee	2	2
Non-current assets	8,844	9,289
Inventories	322	245
VAT recoverable	808	833
Trade and other receivables	60	43
Prepayments	13	36
Available for sale financial assets	100	—
Pledged deposits	36	113
Cash and cash equivalents	465	257

Current assets	1,804	1,527
	10,656
Total assets	10,648	10,816

Equity
Paid-in capital	10,426	8,332
Reserves	53	—
Accumulated losses	(10,033)	(8,136)

Total equity	446	196
Liabilities
Loans and borrowings	4,249	4,660
Deferred income	412	169
Trade and other payables	112	—
Provisions	56	21

Non-current liabilities	4,829	4,850

Loans and borrowings	2,641	2,829
Trade and other payables	2,685	2,616
Deferred income	47	325

Current liabilities	5,373	5,770

Total liabilities	10,202	10,620

Total equity and liabilities	10,648	10,816

Appendix G

Definition of Qoros' EBITDA and non-IFRS Reconciliation

This press release presents the EBITDA of Qoros, which is a financial metrics considered to be a “non-IFRS financial measure.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

Qoros defines “EBITDA” for each period for as net loss for the year, excluding net finance costs, income tax expense, depreciation, and amortization of intangible assets and lease prepayments. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Qoros believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of Qoros’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of Qoros’ net loss to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

In millions of RMB	2016	2015

Net loss for the year	(1,897)	(2,476)

Net finance costs	403	346

Income tax expense	—	1

Depreciation	362	227
Amortisation of
- Intangible assets	422	236
- Lease prepayments	4	4

EBITDA	(706)	(1,662)